Collegium Pharmaceutical, Inc.

780 Dedham Street, Suite 800

Canton, MA 02021

January 5, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	Collegium Pharmaceutical, Inc.
Registration Statement on Form S-l
Filed December 18, 2015, as amended
Registration No. 333-208641

Dear Ms. Hayes:

Collegium Pharmaceutical, Inc., a Virginia corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), that the effective date of the Company’s Registration Statement on Form S-1, Registration No. 333-208641 (the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective at 4:00 p.m. New York, New York time on January 7, 2016 or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes each of Steven J. Abrams, Shirley R. Kuhlmann and Stephen M. Nicolai of Pepper Hamilton LLP, counsel to the Company, to make such request on its behalf.  In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Steven J. Abrams of Pepper Hamilton LLP at (215) 981-4241.

Very truly yours,

Collegium Pharmaceutical, Inc.

By:	/s/ Paul Brannelly
Name:	Paul Brannelly
Title:	Executive Vice President and Chief Financial Officer